SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BELL MICROPRODUCTS INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

3-3/4% Convertible Subordinated Notes, Due 2024	078137AB2
3-3/4% Convertible Subordinated Notes, Series B Due 2024 (Title of Class of Securities)	078137AC0 (CUSIP Number of Class of Securities)
David R. Birk, Esq.
Vice President and Assistant Secretary
Bell Microproducts Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of
Filing Person)
COPIES TO:
Joseph P. Richardson, Esq.
Scott I. Gruber, Esq.
Squire, Sanders and Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, Arizona 85004
Telephone: (602) 528-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$110,000,000	$7,843

*	Calculated solely for purposes of determining the filing fee. The aggregate purchase price of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024 (together, the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of July 16, 2010, there was $110,000,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $110,000,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable

Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Bell Microproducts Inc. (the “Company”), a corporation existing under the laws of California, and relates to Bell’s offer to purchase its 3-3/4% Convertible Subordinated Notes, Due 2024 (the “Series A Notes”) and 3-3/4% Convertible Subordinated Notes, Series B Due 2024 (the “Series B Notes” and together with the Series A Notes, the “Notes”), made on the terms and conditions set forth in the Notice of Change in Control to Holders of the Series A Notes and the Series B Notes, dated July 16, 2010 (as it may be supplemented or amended from time to time, the “Purchase Notice”), and the related notice materials filed as exhibits to this Schedule TO.
     The Company’s 3-3/4% Convertible Subordinated Notes, Due 2024, were not initially designated as “Series A”, but are referred to herein as the Series A Notes to distinguish them from the Series B Notes, which were subsequently offered and issued pursuant to an exchange tender offer. The aggregate outstanding principal of the Series A Notes is $150,000 and the outstanding principal of the Series B Notes is 109,850,000.
     The Notes were issued pursuant to Indentures, dated as of March 5, 2004 and December 21, 2004 (together the “Indentures”), between Bell Microproducts, Inc., a California corporation (“Bell” or the “Company”), and Wells Fargo Bank, National Association, as trustee thereunder (the “Trustee”). The Company is making this offer to purchase the Notes (the “Offer”) to satisfy its obligations under the Indentures and the Notes to purchase the Notes, at the option of the holders thereof (each, a “Holder”), upon the occurrence of a “Change of Control” (as defined in Section 3.8(c)(2) of the Indentures). A Change of Control occurred on July 6, 2010, when a wholly-owned subsidiary of Avnet, Inc. merged with and into the Company (the “Merger”) and, in connection therewith, the holders of the Company’s common stock received $7.00 per share of common stock held immediately prior to the Merger.
     This Schedule TO filed pursuant to the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Purchase Notice and related notice materials filed as exhibits to this Schedule TO are incorporated by reference into this Schedule TO.
Item 1. Summary Term Sheet.
     Holders of the Notes should take note of the following terms in connection with the offer:

Company:	Bell Microproducts Inc., a California corporation.

Notes:	The subject Notes consist of:

• $150,000 aggregate principal amount of the Series A Notes (CUSIP No. 078137AB2); and

• $109,850,000 aggregate principal amount of the Series B Notes (CUSIP No. 078137AC0).

Offer:	The Company hereby offers to purchase for cash any and all of the outstanding Series A Notes and Series B Notes, upon the terms and subject to the conditions set forth in this Schedule TO and the Purchase Notice, including tender of the Notes prior to the Expiration Time. If a Holder tenders less than all of their Notes for purchase by the Company, such tender must be in $1,000 increments.

Purpose of Offer:	The Company is making the Offer in accordance with Section 3.8 of the Indentures, which requires that, within 30 days following any change of control, the Company must mail a notice to each Holder stating that a change of control has occurred and that such Holder has the right to require the Company to purchase such Holder’s Notes at a purchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including the Purchase Date (See “Consideration upon Purchase” below).

Pursuant to Section 4.1 of the Indenture, each Holder has the right to convert such Holder’s Notes, in lieu of tendering the Company to purchase such Notes. In accordance with Section 4.1(d) of the Indentures, if any Holder elects to convert, their Notes shall be converted into the right to receive the merger consideration that the holders of the Company’s common stock received in the Merger (See “Consideration upon Conversion” below).

Consideration upon Purchase:	The Consideration will be 100% of the principal amount of the Notes validly tendered to the Paying Agent in accordance with the Purchase Notice prior to the Expiration Time (and not validly withdrawn prior to the Expiration Time), plus accrued and unpaid interest to, but not including, the Purchase Date.

Consideration upon Conversion:	We do not anticipate that any Note Holders will elect to convert their Notes as the consideration received will be less than the conversion price (and thus less than the Consideration upon Purchase). Specifically, in accordance with the Indentures, the Notes will convert into shares of common stock of the Company at the rate of $10.95775 per share, which shares would then be immediately and automatically exchanged for the right to receive the merger consideration of $7.00 per share, which was received by the holders of the Company’s common stock in the Merger.

Expiration Time:	The Offer will expire at 5:00 p.m., New York City time, on the business day immediately preceding the Purchase Date.

Withdrawal Rights:	Tenders of the Notes may be withdrawn at any time on or prior to the Expiration Date by following the procedures set forth in the Purchase Notice.

Purchase Date:	The Purchase Date shall be Tuesday, August 31, 2010. On the Purchase Date, the Paying Agent will pay the Consideration upon Purchase to each Holder that has validly tendered some or all of such Holder’s Notes in accordance with the Purchase Notice.
Items 2 through 9.
     The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the Holders under the terms and subject to the conditions set forth in the Purchase Notice Documents. Alternatively, the Notes are convertible into the consideration that holders of shares of the common stock of the Company received in the Merger that triggered the change of control, subject to the terms and conditions specified in the Indentures and the Notes.
     The Company maintains its principal executive offices at Bell Microproducts Inc., 2211 South 47th Street, Phoenix, AZ 85034, and its telephone number is (480) 643-2000.
Item 10. Financial Statements.
(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is the subsidiary of a public reporting company that files reports electronically on EDGAR on a consolidated basis.

(b)	Not applicable.

Item 11. Additional Information.
(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Notice of Change in Control to Holders of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024, dated July 16, 2010.

(a)(2)	Form of Change in Control Purchase Notice.

(a)(5)	Press release issued on July 16, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 16, 2010.

(b)	Not applicable.

(d)(1)	Indenture dated as of March 5, 2004 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Subordinated Convertible Notes, due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed on June 3, 2004.

(d)(2)	Form of Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Subordinated Convertible Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed on November 16, 2004.

(d)(3)	First Supplemental Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Subordinated Convertible Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 21, 2006.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVNET, Inc.
Date: July 16, 2010	By:	/s/ Raymond Sadowski
		Name:	Raymond Sadowski
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Notice of Change in Control to Holders of the 3-3/4% Convertible Subordinated Notes, Due 2024 and the 3-3/4% Convertible Subordinated Notes, Series B Due 2024, dated July 16, 2010.

(a)(2)	Form of Change in Control Purchase Notice.

(a)(5)	Press release issued on July 16, 2010, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 16, 2010.

(b)	Not applicable.

(d)(1)	Indenture dated as of March 5, 2004 between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Subordinated Convertible Notes, due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-3 filed on June 3, 2004.

(d)(2)	Form of Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Subordinated Convertible Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-4 filed on November 16, 2004.

(d)(3)	First Supplemental Indenture, by and between the Company and Wells Fargo Bank, National Association, as Trustee, with respect to the 3-3/4% Subordinated Convertible Notes, Series B due 2024, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 21, 2006.

(g)	Not applicable.

(h)	Not applicable.